U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

CRC CRYSTAL RESEARCH CORPORATION

(Name of Small Business Issuer in its charter)

Nevada	86-0728263
(State or other jurisdiction of incorporation or formation)	(I.R.S. employer identification number)

4952 East Encanto Street, Mesa, Arizona	85205
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (480) 452-3301

Issuer's facsimile number:  (480) 832-6187

Copies to:

Robert J. Mottern, Esq.

Jones, Haley & Mottern, P.C.

115 Perimeter Center Place, Suite 170

Atlanta, Georgia  30346-1238

(770) 804-0500

www.corplaw.net

Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class	Name of Exchange on which
to be so registered:	each class is to be registered:

Common Stock, $0.001	N/A

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ITEM 1.  DESCRIPTION OF BUSINESS.

(a)

BUSINESS DEVELOPMENT

CRC Crystal Research Corporation (the "Company" or the "Registrant") was incorporated in the State of Nevada on June 9, 2006. The Company is the successor in interest to CRC Crystal Research Corporation (“Arizona CRC”), which was incorporated in the State of Arizona on March 22, 1993.  On June 10, 2006, the board of directors of the Company and Arizona CRC approved their merger for the purpose of reincorporating Arizona CRC in the State of Nevada.  The reincorporation was completed by the filing of Articles of Merger with the Secretary of State of Nevada on September 20, 2006 and with the Secretary of State of Arizona on September 21, 2006.

The Company was formed by Dr. Kiril Pandelisev to commercialize patents for new technology and innovative crystal growing processes in the manufacture Crystals and Crystal Products. The technology encompasses a new furnace design, innovative crystal growing processes, and new, more sensitive Crystal Products. Management believes that the new technology allows the Company to manufacture Crystal Products faster, less expensively, and at a higher quality level than that which current industry methods allow.

(b)

BUSINESS OF ISSUER

Planned Operations

The Company has a non-exclusive license to all technology owned by Single Crystal Technologies, Inc. (“SCT”), which is owned by Dr. Kiril A. Pandelisev.  Dr. Pandelisev is the Company’s sole officer and director. The licensed technology includes patents, whether approved, pending or in process of filing, other contractual agreements, and technical measures relating to the manufacture of Crystals, Crystal Products and ultra pure materials.  The Company plans to raise capital to fund the development of initial manufacturing capabilities to grow Crystal Products for sale in various industrial markets. The Company has never produced any Crystal Products or other products for commercial sale.

Properties of Industrial Crystals

Crystals are very pure concentrations of elements or compounds that have been melted and then allowed to solidify in such a fashion that their atomic or molecular structure forms a crystal lattice.  A distinguishing characteristic of crystals is that they have a uniform, low energy state as compared to non-crystal concentrations of the same elements or compounds.  When certain impurities (or dopants) are intentionally added to a crystal, the properties of the crystal are altered.  Dopants can be added while the crystal is grown and/or during the processing of the crystal into a finished product.  One significant alteration is that, with certain impurities, the crystal can be made to react to electromagnetic waves, and the reaction can be detected with detection devices.  In addition, impurities at certain concentrations can alter the temperature at which the crystal will react to electromagnetic wages.  By measuring the strength of the reaction to electromagnetic waves, it is possible to measure features of an item or process that is emitting the electromagnetic waves.

The effectiveness and quality of a crystal is dependent on the purity of the element or compound used for the crystal, and the number of flaws in the crystal lattice structure, which is determined by the crystal growth process. Optical transmission, scintillation properties and heat tolerance also depend on the uniformity of a crystal, as well as the amount and uniformity of distributions of dopants within the crystal.  For instance, sodium iodide (NaI) in its pure state can detect gamma rays only at very low temperatures. By adding a small amount of Thallium metal to the crystal (about 0.01%), the crystal can detect gamma rays or

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nuclear particles at much higher temperatures. Sodium iodide detectors used in the medical imaging need only work at room temperature, while sodium iodide detectors used in energy exploration operate can be made to work in temperatures as high as 200oC by altering the concentrations of Thallium metal added as a dopant.

A wide variety of commercial and industrial applications have been developed to take advantage of the properties of crystals.  For example:

Medial Imaging:  In medical imaging applications (i.e., a CAT scan), sodium iodide crystals are shaped into plates and placed around a patient that has been injected with radioactive tracer material. The gamma rays emitted from the patient enter the crystal plates and cause a scintillation event, or flash of light, when they strike a Thallium atom which is used as the dopant.  A light sensor, such as photo multiplier tube (PMT), detects the scintillation events, converts each scintillation event into an electrical pulse and assigns coordinates to the scintillation event. Special electronics amplify these signals and analyze billions of events per second. The result of the analysis is the image of the organ that is scanned. Since healthy tissue absorbs the injected radioactive material differently than cancerous tissue, a radiologist can detect the cancerous material as darker or brighter material (depending on the radioactive material injected). SCT has developed technology that it believes can make the crystals at lower cost and more sensitive, which will enable more accurate diagnosis of the patient.

Petroleum Exploration:  When drilling for oil or gas, it is important to know the geological formations which are being penetrated. By adding a scintillation crystal to the drilling assembly, a geologist on the surface can be provided with that information. Oil well surveys are conducted by injecting small traces of radioactive materials into wells under high steam pressure. Gamma rays emitted from the walls of the well and detected by the crystal can be analyzed and interpreted to show the composition of the geological formation in which the crystal is located and whether it contains hydrocarbons. This measurement is called oil well logging and is often referred to as "measured while drilling." When the driller encounters a potential producing zone, a geologist can use the crystal measurements to assess how much oil is present in the zone and determine whether to stop drilling or continue drilling in search for a more productive zone.  SCT’s patents provide technology for more sensitive soil and hydrocarbon detection and can sustain rougher, hotter environments without being damaged.

Homeland Security:  In homeland security applications, crystal detection devices are commonly used in airports, courthouses, government buildings, nuclear plants and other sensitive areas to for scanning people, luggage and shipping containers for weapons and “dirty bomb” materials.

Bridgman-Stockbarger Method of Crystal Production

The predominant method of crystal production for industrial uses is the Bridgman-Stockbarger Method, which was perfected in the 1930’s.  Under the Bridgman Stockbarger Method, a crucible is filled with particulate raw materials and melted at a high temperature.  The melted material is then allowed to solidify by slowly lowering it into a cooling section, which cools the bottom of the crucible.  The entire crystal is formed by slowly cooling the entire crucible from the bottom to the top.  Particularly with respect to non-metallic crystals, which are characterized by poor heat conductivity, the Bridgman-Stockbarger Method suffers from the following manufacturing problems:

•

The yield for marketable crystals is low, and for large crystals can be as low as 1-3%;

•

There are limitations on the maximum possible size of the crystals;

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•

The growth rate of the crystals is low, thus inhibiting volume production and increasing crystal production time;

•

There is significant impurity variation within crystals. Often, less than 10% of the crystal produced is within the desired range;

•

 The capital investment for mass production is large.

The Bridgeman-Stockbarger Method is inefficient and costly, particularly for non-metallic crystals that are based upon elements or compounds with low heat conductivity.  The Bridgman-Stockbarger Method requires special melting and annealing stations, expensive platinum crucibles, heavy material handling equipment and considerable personnel. Conventional Bridgman-Stockbarger furnaces can cost over one million dollars to build. Presently, crystals are taken out of furnaces when they are over 900°F, exposing personnel to unhealthy concentrations of iodine and thallium iodide vapors. The crystals produced are subject to thermal induced stress damage, production yields of 70% or less, and size limited to a maximum of 30 inches in diagonal dimension.

Technology of Single Crystal Technologies, Inc.

The Company has entered into a non-exclusive license of technology from Single Crystal Technologies, Inc. (“SCT”), which is owned by Dr. Pandelisev.  SCT holds patents obtained by Dr. Pandelisev pertaining to a new method of growing crystals, purifying base compounds, introducing dopants and incorporating finished crystals into industrial applications.  Among the patents issued to Dr. Pandelisev and licensed to the Company by SCT are:

Patent No.	Title
6,800,137	Binary and ternary crystal purification and growth method and apparatus
6,743,294	Continuous crystal plate growth process and apparatus
6,402,840	Crystal growth employing embedded purification chamber
6,352,588	Material Purification
6,334,899	Continuous crystal plate growth apparatus
6,153,011	Continuous crystal plate growth process and apparatus
6,071,339	Continuous crystal plate growth process and apparatus
5,993,540	Continuous crystal plate growth process and apparatus
5,753,918	Superior performance subassembly for scintillation detection and detectors employing the subassembly
5,614,721	Modular gamma camera plate assembly with enhanced energy detection and resolution
5,548,116	Long life oil well logging assembly
5,521,385	Long life gamma camera plate assembly with improved reflector system

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In addition, the SCT and Dr. Pandelisev have the following pending patents that relating the manufacture of Crystals and the development of Crystal Products:

20020117625	Fiber optic enhanced scintillation detector
20020092465	Binary and ternary crystal purification and growth method and apparatus
20020083741	Hot substrate deposition of fused silica
20020083740	Process and apparatus for production of silica grain having desired properties and their fiber optic and semiconductor application
20020083739	Hot substrate deposition fiber optic performs and perform components process and apparatus
20020062784	Material purification
20020053317	Material purification
20020040675	Continuous crystal plate growth process and apparatus

The Market

The uses for Crystal Products are numerous. For example:

•

the medical imaging industry uses NaI crystal plates to transform invisible gamma rays into visible light, which can be converted into an image of the object examined;

•

bottlers use NaI crystal detectors to prevent overfilling of aluminum cans;

•

automobile manufacturers use crystal detectors to control the paint spraying process to guarantee proper color mixing;

•

steel manufacturers use NaI crystal detectors to adjust gigantic rollers to insure uniform thickness of rolled steel;

•

nuclear power plants use thousands of small NaI crystal detectors to measure radiation levels throughout the plant;

•

Engine manufacturers use scintillation technology to ensure proper engine wall thickness, alloy uniformity and crack free parts;

•

Airports use crystals in personal and baggage scanners for detection of controlled substances, explosives and radioactive material;

•

Borders and ports use scintillation based detectors for detection of controlled substances, explosives and radioactive material.

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Various federal agencies, including the Homeland Security Agency, the Environmental Protection Agency and the Nuclear Regulatory Commission, use crystal detectors for qualitative and quantitative composition assessment of nuclear waste. They are effective in providing for the safety of the nuclear waste depositories by detecting possible leaks from the containers caused by chemical reactions and the effects of nuclear particles bombardment. Crystal detectors are also used to maintain inventory records of nuclear stockpiles and to impose sophisticated security protection measures for these materials, especially those materials used for military applications.

The following table sets forth certain crystal types, their applications, and market information:

Crystal Type/High Tech Product	Application	Market Information
Sodium Iodide (NaI)	Homeland Security; Borders, Ports, and inland applications.	Major Customers: US Government, Lockheed Martin, General Electric, Others. Current Market Size: Approximately $362 Billion Current Producer: Saint Gobain, Foreign Corporation.
Sodium Iodide (NaI)	Oil Well Logging Detectors	Major Customers: Schlumberger, Halliburton, Baker Hughes Current Market Size: Approximately $100 Million Current Producer: Saint Gobain, Foreign Corporation.
Sodium Iodide (NaI)	Medical Imaging	Major Customers: GE, ADAC, Siemens, Toshiba Current Market Size: Over $400 Million Current Producer: Saint Gobain, Foreign Corporation.
Cesium Iodide	High Energy Physics	Major Customers: U.S. Nat'l Research Facilities Current Market Size: Approximately $30-40 Million Current Producer: Saint Gobain, Foreign Corporation, and several Chinese Government owned entities.
Calcium Fluoride (CaF2)	Semiconductor Equipment manufacturing, Space Applications, Consumer optical products	Major Customers: Nikon, Canon, ASML, Zeiss Current Market Size: Over $1 Billion(per Deutche Bank report) Current Producers: Canon, Nikon, Corning, Shott Lithotech
Barium Fluoride (BaF2); Strontium Fluoride (SrF2)	Airborne Laser Defense Systems; Medical Imaging; Semiconductor Equipment Manufacturing	Major Customers: Lockheed Martin, Northrop Grumman, Boeing, GE, Phillips. Current Market Size: Over $1 Billion Current Producers: Korth Kristale (Germany), Russian and Chinese Government Companies.
Metal and Metal Alloys	Jet Engine Turbine Blades, Space applications	Major customers: Honeywell International, GE, Rolls Royce Current Market Size: Over $1 Billion Major producers: No major producers,

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Silicon/Silicon Alloy products	Semiconductor Manufacturing, Chemical Industry, Space Applications	Major customers: Intel, Freescale, TI, Sony, AMD, Others. Current Market Size: Over $5 Billion Major producers: Toshiba, Norton, Kyocera,
High Purity Quartz & Quartz products	Semiconductor manufacturing, Fiber Optic Industry; Food industry	Major customers: Intel, Freescale, Sony, AMD, Others Current Market Size: Over $1 Billion Major producers Corning, Asahi, Shott Glass

Market size estimates are based on published data that management could find or management estimates, but is not based on a formal market study.  Strategy

Manufacture of proprietary Crystal Products is dependent on building a new furnace capable of commercial production deploying the licensed technology. Management believes its innovative, manufacturing process will significantly reduce production costs of certain non-metallic crystals; reduce the capital expenditures needed to finance a manufacturing facility; more than triple the rate of crystal production; provide a product yield ranging from approximately 80 to 90% and produce higher quality crystals and crystal products.

Initially, the Company will focus on production of NaI Crystal Products for Homeland Security applications and for energy exploration applications. Currently, the market for NaI Crystal Products for oil well drilling and nuclear detection applications is serviced solely by Saint Gobain and its subsidiary, Harshaw-Bicron Corporation. Management believes that many NaI Crystal Products customers will welcome a new supplier that can supply higher quality products, without long and uncertain delivery times and constant price increases.

With respect to the Homeland Security market, the Company is in negotiations to be the sodium iodide crystal supplier to a government contractor that has a contract with the Homeland Security Agency to develop and certify nuclear detection devices that would be purchased by other entities that need such devices, such as cities, states, ports, mass transit authorities, and military installations.  With the government contractd, the Company has developed a Nuclear/Radioactive Isotope Detection System that is based on radiation detected by sodium iodide crystals. Software algorithms allow the system to distinguish threat isotopes (e.g., cobalt-60, cesium-137, iridium-192, and strontium-90) from isotopes naturally occurring in household items, such as fish, bananas, and ceramic tile, or those used for medical purposes (e.g., potassium-40, thorium-232, and technetium-99m).

The system also measures background radiation at predetermined intervals against a standard low-level radiation source within the detector unit to constantly benchmark naturally occurring radiation levels. This will eliminate the possibility of false positive alarms. The sensor system has centralized detection and monitoring capabilities for identifying both the type and amount of radioactive isotopes.

The Company and the contractor are designing the system to work seamlessly without disrupting daily operations and workflow with nuisance false-positives. Alarms occur only when a valid threat is detected through the presence of a threat isotope or an unusually large presence of a non-threat isotope.  For example, the system could be mounted under the spreader bars of the cranes that unload cargo containers, so that the system will be able to silently monitor each container as it is unloaded without any additional steps by port workers.  The system would also be mounted in U-Frames, which could be placed at entrances to ports, government and business complexes, airports, train platforms, schools, toll booths, and special public events to silently monitor vehicles and pedestrian traffic as the pass through the U-Frame.

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Finally, the Company and the contractor are developing a portable model to use to verify positive readings generated by the stationary models.

With respect to the Energy Exploration market, the Company is working with consultants to become a crystal supplier to the major oilfield services companies, who are currently the suppliers of oil well logging detectors to the oil and gas exploration industry.

After the Company has entered the homeland security and energy exploration markets, the Company intends to enter into the gamma camera market, the optical industry for semiconductor process applications and air-borne laser defense applications, the development of high purity materials for support of the crystal growth process and for the fabrication of chip processing chambers.

Environmental Laws

Neither the materials supplied to manufacture the Crystal Products, the crystal manufacturing process, or refuse produced by the crystal manufacturing process is subject to any federal or state environmental regulations. The refuse discarded after production of Crystal Products is not classified as a "hazardous substance" under either federal or state law and the airborne, chemicals emitted from the production process do not exceed federal or state ambient air quality standards.

Employees

We currently have no employees.  Our sole officer and director is engaged in business activities outside of this Company, and is not able to devote full time to this business until the Company raises capital to fund its business plan. Upon completion of the public offering, it is anticipated that the President and our other officers and directors will devote the necessary time to our affairs each month that will allow us to obtain a successful business opportunity as more specifically described herein.

We expect to use attorneys and accountants as necessary, and do not anticipate a need to engage any full-time employees prior to raising capital. Although there is no current plan to hire employees on a full-time or part-time basis, on raising capital employees will be hired.  We are unable to make any estimate as to the future number of employees which may be necessary.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Certain statements in this General Form For Registration Of Securities Of Small Business Issuer on Form 10-SB, particularly under this Item 2, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein.  The words "believe", "expect", "anticipate", "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date the statement was made.

Until the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, the Company cannot avail itself of the safe harbor protections of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934 with respect to any forward-looking statements contained herein.

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PLAN OF OPERATION

There are many types of Crystals that the Company could produce for many different markets.  Initially, the Company plans to raise funds to develop the manufacturing capability to produce sodium iodide crystals for two specific markets:  homeland security and energy exploration.  In both cases, initial marketing inquiries indicate that the Company will be able to sell significant quantities of the crystals if it can develop the manufacturing capability. Furthermore, Dr. Pandelisev has conducted substantial research and development into the manufacture of sodium iodide crystals, and believes his innovative process has the greatest advantages over the Bridgman-Stockbarger Method in terms of productivity and quality in the production of sodium iodide crystals.  In addition, in both cases, the market is dominated by one supplier that is charging and receiving monopoly pricing for its crystals.

Prototype development of sodium iodide crystals, with the proper scintillation properties, using the Company’s innovative method has been successful with respect crystals up to 4 inches by 6 inches by 1 inch thick.  Each application requires crystals of a specific size and shape.  There will be some research and development expense necessary to adapt the licensed technology to produce larger crystals, but management believes it will not be significant.

The Company plans to invest $500,000 in equipment to become production ready, and an additional $1.25 million in years two and three. However, the required capital investment will depend greatly on the success of the Company’s marketing efforts in both industries.

To become production ready and commence initial production, the Company estimates it will need 13 employees, none of whom are currently employed by the Company.  The Company expects that it will need 16 employees in year 2 and 35 employees in year 3, although the actual number will depend greatly on the success of the Company’s marketing efforts in both industries.

RESULTS OF OPERATIONS

Results of Operations for the Years ended December 31, 2006 and 2005

Revenues.  The Company did not generate any revenues in the fiscal years ended December 31, 2006 or 2005.  In the 1990’s, the Company raised capital to finance its entry into the business of manufacturing crystals using technology developed by Dr. Kiril A. Pandelisev, but the Company was unable to commence active production.  The Company has recently renewed its efforts to enter the business of manufacturing crystals, which includes signing a new license agreement to utilize the underlying technology.  However, the Company will not be able to enter the business, and generate revenues, until it has raised capital.

Operating Expenses.  The Company incurred operating expenses of $31,868 and $16,325 in the fiscal years ended December 31, 2006 and 2005.  Included in operating expenses in 2005 was $11,500 of interest expense on $115,000 principal amount of Series A Convertible Promissory Notes which were issued in the mid-1990’s.  The Company did not incur any interest expense in 2006 because the notes became uncollectible under the statute of limitations in Arizona as of December 31, 2005.  Excluding interest expense, the Company incurred significantly higher operating expenses in 2006 as compared to 2005 as a result of the Company’s decision to resume its business plan of manufacturing crystals.   The Company expects that it will continue to incur a higher level of operating expenses as long as it pursues its business plan.  However, the operating expenses it is currently incurring are not indicative of the level of expenses that will be incurred if the Company is successful at raising capital and commencing actual operations.

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Extraordinary Items.  The Company generated a loss from extraordinary items of ($130,799) in the fiscal year ended December 31, 2006, as compared to income from extraordinary items $773,675 in the fiscal year ended December 31, 2005.  The change in income (loss) from extraordinary items was primarily attributable to an unusual gain of $230,000 in 2005 resulting from the write-off of the Company’s liability on its Series A Convertible Notes when the notes became uncollectible under Arizona law, and an unusual gain resulting from Dr. Pandelisev’s decision to forgive $660,000 of accrued compensation under his Employment Agreement dated March 31, 1997.

Net Income.  The Company generated a net loss of ($130,799) in the fiscal year ended December 31, 2006, as compared to net income of $773,675 in the fiscal year ended December 31, 2005.  The Company does not believe that its financial results for 2005 or 2006 are indicative of the financial results it will achieve in future periods.

Liquidity and Capital Resources

As of December 31, 2006, the Company had net working capital of $0, as compared to a net working capital deficit of ($214,776) at December 31, 2005.  At December 31, 2005, all of the Company’s current liabilities consisted of accrued compensation to Dr. Pandelisev or loans payable to Dr. Pandelisev.  The improvement in working capital from December 31, 2005 to December 31, 2006 was solely attributable to Dr. Pandelisev’s decision to utilize a portion of the funds due him to pay the exercise price of options he held in the Company and to exchange the balance of the funds due him for additional shares of stock in the Company.

The Company's operations to date have been concentrated on the development of proprietary technology for homeland security applications.  Through 2006, the Company funded its working capital needs primarily through the issuance of convertible notes, common stock in private placements and loans from Dr. Pandelisev.  As a part of its growth strategy, however, the Company requires greater working capital to fund the costs of developing the capability to manufacture its products.  The Company is currently exploring other avenues for additional financing in order to enable the Company to expedite the implementation of its business plan and achieve profitability.

Going Concern Qualification

The Company's independent auditors have included an explanatory paragraph in their report on the December 31, 2006 financial statements discussing issues which raise substantial doubt about the Company's ability to continue as a "going concern."  The going concern qualification is attributable to the Company's historical operating losses, the Company's lack of cash reserves and capital, and the amount of capital which the Company projects it needs to achieve profitable operations.

RISK FACTORS

Our Business is Difficult to Evaluate Because We Have No Operating History

As the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern. The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity.

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Our Business is Dependent on Raising Capital to Begin Operations

Our business involves the development of the manufacturing capability to exploit technology that we license from Singe Crystal Technologies, Inc. (“SCT”) to manufacture Crystal Products.  We estimate that we need at least $1,000,000 to begin business.  While we have spoken to various investment banks and investors, at this time we do not have any commitment for the necessary capital.  Accordingly, we do not know if we will be able to raise any capital, or whether the terms will be beneficial or detrimental to existing shareholders.  If we are not able to raise capital to begin business, we may never commence operations and our shares will be worthless.

The Company Intends to Issue More Shares to Raise Capital, Which May Result In Substantial Dilution

Our certificate of incorporation authorizes the issuance of a maximum of 450,000,000 shares of Common Stock, and 50,000,000 shares of Preferred Stock. We must raise capital to commence operations.  Any capital that we raise will result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of Common Stock or Preferred Stock are issued in capital raising transactions, dilution to the interests of our stockholders will occur and the rights of the holders of Common Stock might be materially adversely affected.

Company Business Dependent on Licensed Technology

The Company's ability to utilize a unique process to manufacture Crystal Products for industry applications which are higher quality and less expensive than those presently produced is solely dependent on the non-exclusive license of technology owned by Single Crystal Technologies, Inc. (SCT), an Arizona corporation and an affiliate of the Company. The license agreement (the "License") only gives the Company the non-exclusive right to use the patents and other technology owned by SCT for their lifetime (including extensions), and can be terminated at SCT’s option if the Company fails to commence production of products using the technology by September 25, 2008, or if the Company breaches the License or files for bankruptcy.  See "Conflicts of Interest." Success of the Company is solely dependent on the ongoing ability of the Company to continue to use the License for manufacture of Crystal Products.

We May Not Be Able To Accommodate Rapid Growth Which Could Decrease Revenues And Result In A Loss Of Customers

We currently have one officer and no employees.  To manage anticipated growth, we must develop operational, financial and management information systems. We must also hire, train and retain additional qualified personnel, and effectively manage our relationships with end users, suppliers and other third parties. Our expansion will place a significant strain on our current services and support operations, sales and administrative personnel, capital and other resources. We could also experience difficulties meeting demand for our products. We cannot guaranty that our systems, procedures or controls will be adequate to support operations, or that management will be capable of fully exploiting the market. Our failure to effectively manage growth could adversely affect our business and financial results.

Licensed Technology is Unproven in Commercial Production

The Company’s business plan is based on the commercial exploitation of technology it licenses from SCT, which consists of a combination of patents and technical know-how.  To date, the technology has not been deployed in actual commercial production, and therefore is unproven in that context.

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Furthermore, the technology has not been deployed to manufacture Crystal Products of the size that the Company intends to manufacture.  It is possible that the technology will not work as well when deployed to make commercial quantities of Crystal Products, or that significant additional research and development will be necessary to perfect the technology.

Product Protection and Infringement

The Company’s business plan is based on the commercial exploitation of technology it licenses on a non-exclusive basis from SCT.  To protect its technology and confidential information, SCT relies upon a combination of patents, contractual agreements, and technical measures to protect the confidential information, know-how and proprietary rights relating to its manufacture of Crystal Products. Such protections, however, may not preclude competitors from developing Crystal Products which have similar characteristics as those developed by the Company. Furthermore, not all patents on which the Company may rely have been granted.  Under the License, the Company bears the burden of prosecuting any patent applications in any countries to which it wishes to extend patent protection for SCT’s patents.  In addition, the Company is responsible for prosecuting any infringement actions against third parties who may be infringing on any patents used by the Company and defending any infringement actions brought by competitors involving patents used by the Company.  The cost of prosecuting and defending patent infringement actions is very high, and may place a severe financial strain on the Company.   The Company does not believe that any of the licensed technology infringe upon the proprietary rights of any third party. There can be no assurance, however, that third parties will not assert infringement claims against the Company or SCT in the future. The successful assertion of such claims could have an affect on the Company's business, operating results and financial condition.

We Expect to Face Strong Competition From an Entrenched Competitor

Currently, most NaI Crystal Products supplied throughout the world are manufactured primarily by Saint Gobain, one of the largest multi-national corporations in the world, and its wholly-owned subsidiary, Harshaw-Bicron Corporation.  While management believes that the Crystal Products to be produced by the Company's unique manufacturing process will be of higher quality and less expensive than those manufactured by Saint Gobain, Saint Gobain has significant market diversification and industry dominance to enable it to undercut the Company's pricing in any market in which it may compete. Companies which have been purchasing NaI Crystal Products from Saint Gobain may be reluctant to switch suppliers until they are sure the Company has developed an acceptable prototype for their industry and has sufficient production capabilities and ongoing maintenance capabilities to support their needs. The competitive advantage which the Company believes it will have is based solely on the research and experience of the founder of the Company, Dr. Kiril Pandelisev, and not actual protection of Crystal Products using the technology.

Our Management Has Conflicts of Interest

The founder and majority shareholder of the Company, Dr. Kiril Pandelisev, is also the founder and majority shareholder of SCT, which has licensed the Company the technology which is the basis of its business plan. The interests of Dr. Pandelisev and SCT may diverge from the interests of the shareholders in the future.  Dr. Pandelisev is engaged in business activities outside of the Company. There exists potential conflicts of interest including, among other things, time, effort and business combinations with other such entities.

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Our Success Is Dependent On The Continued Services of Dr. Kiril A. Pandelisev

Our success largely depends on the efforts and abilities of Dr. Kiril A. Pandelisev, our sole officer and director. The loss of the services of Dr. Pandelisev could materially harm our business because of the cost and time necessary to replace and train a replacement and because he possesses unique knowledge of the underlying technology that is the core of our business. We do not presently maintain key-man life insurance policies on Dr. Pandelisev. In addition, we need to attract additional high quality sales, technical and consulting personnel. To the extent that we are smaller than our competitors and have fewer resources, we may not be able to attract the sufficient number and quality of staff.

Our Management Has Limited Experience and May Miss Certain Business Opportunities

Our success will be dependent on our management. Our officers and director have only limited experience in the business activities in which we intend to engage. Management believes it has sufficient experience to implement our business plan, although there is no assurance that additional managerial assistance will not be required.

Any Failure To Maintain Adequate General Liability, Commercial, and Product Liability Insurance Could Subject Us To Significant Losses Of Income

We do not currently carry general liability, product liability and commercial insurance, and therefore we have no protection against any general, commercial and/or product liability claims. Any general, commercial and/or product liability claims will have a material adverse effect on our financial condition. There can be no assurance that we will be able to obtain insurance on reasonable terms when we are able to afford it.

The Report of Our Independent Auditors Indicates Uncertainty Concerning Our Ability to Continue as a Going Concern and This May Impair Our Ability to Raise Capital To Fund Our Business Plan

Our independent auditors have raised substantial doubt about our ability to continue as a going concern. We cannot assure you that this will not impair our ability to raise capital on attractive terms.  Additionally, we cannot assure you that we will ever achieve significant revenues and therefore remain a going concern.

Our Common Stock Is A "Penny Stock," Which May Make It More Difficult For Investors To Sell Their Shares Due To Suitability Requirements

Our common stock is deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. These requirements may reduce the potential market for our common stock by reducing the number of potential investors and by making broker-dealers less likely to effect trades in the common stock. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline. Penny stocks are stock:

•

With a price of less than $5.00 per share;

•

That are not traded on a "recognized" national exchange;

•

Whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stock must still have a price of not less than $5.00 per share); or

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•

Issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

SEC Rule 15g-9 under the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an "established customer" or an "accredited investor."  This includes the requirement that a broker-dealer must make a determination on the appropriateness of investments in penny stocks for the customer and must make special disclosures to the customer concerning the risks of penny stocks.  Application of the penny stock rules to our common stock could affect the market liquidity of the shares, which in turn may affect the ability of holders of our common stock to resell the stock.

Our Top Officers Have No Experience In Public Company Reporting And Limited Experience In Financial Accounting, Which Could Impair Our Ability to Satisfy Public Company Filing Requirements And Increase Our Securities Compliance Costs

Our sole officer and director does not have any prior experience as an officer of a publicly traded company, or in complying with the regulatory requirements applicable to a public company.  As a result, we could have difficulty satisfying the regulatory requirements applicable to public companies, which could adversely affect the market for our common stock.  At present, we rely upon outside experts to advise us on matters relating to financial accounting and public company reporting.  While we believe that it will be possible to satisfy our public company reporting requirements through the use of third party experts, our general and administrative costs will remain higher to the extent our officers alone are not able to satisfy our public company reporting requirements.

We May Issue Preferred Stock With Rights Superior To Those Of Holders Of Our Common Stock Which Could Dilute The Net Tangible Book Value Of Our Common Stock

Our articles of incorporation provide for the authorization of 50,000,000 shares of "blank check" preferred stock. Pursuant to our articles of incorporation, our board of directors is authorized to issue such "blank check" preferred stock with rights that are superior to the rights of shareholders of our common stock, at a purchase price then approved by our board of directors, which purchase price may be substantially lower than the market price of shares of our common stock, without stockholder approval.

Our Common Stock May Lack Liquidity, Which Could Make It Very Difficult For Shareholders To Sell

We have had discussions with a brokerage firm about applying to have our Common Stock traded on the OTC Bulletin Board or the Pink Sheets. There can be no assurance that an active trading market for our common stock will be maintained or that the maintenance requirements for listing on the OTC Bulletin Board will be maintained. An absence of an active trading market could adversely affect our shareholders' ability to sell our common stock in short time periods, or possibly at all. Our common stock is likely to experience significant price and volume fluctuations, which could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. We cannot predict the actions of market participants and, therefore, can offer no assurances that the market for our stock will be stable or appreciate over time.

The Volatility Of Stock Prices May Adversely Affect The Market Price Of Our Common Stock

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We expect that any market that develops for our common stock will be highly volatile. The trading price of our common stock could be subject to wide fluctuations in response to, among other things:

•

quarterly variations in operating and financial results;

•

announcements of technological innovations or new products by our competitors or us;

•

changes in prices of our products and services or our competitors' products and services;

•

changes in product mix;

•

difficulties in obtaining capital to fund our product development and operations;

•

changes in our revenue and revenue growth rates; and

•

marketing and advertising.

Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business, or relating to us, could result in an immediate effect on the market price of our common stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many software and Internet companies and which often have been unrelated to the operating performance of these companies.  These broad market fluctuations may adversely affect the market price of our common stock.

We May Not Be Able To Achieve Secondary Trading Of Our Stock In Certain States Because Our Common Stock Is Not Nationally Traded

Because our common stock is not approved for trading on the Nasdaq National Market or listed for trading on a national securities exchange, our common stock is subject to the securities laws of the various states and jurisdictions of the United States in addition to federal securities law. This regulation covers any primary offering we might attempt and all secondary trading by our shareholders. While we intend to take appropriate steps to register our common stock or qualify for exemptions for our common stock in all of the states and jurisdictions of the United States, if we fail to do so the investors in those jurisdictions where we have not taken such steps may not be allowed to purchase our stock or those who presently hold our stock may not be able to resell their shares without substantial effort and expense. These restrictions and potential costs could be significant burdens on our shareholders.

Our Ability To Pay Dividends On Common Stock Depends On Profitability, Which Cannot Be Guaranteed

We have never paid cash dividends on our common stock and we do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon the future earnings, capital requirements, financial requirements and other factors that our Board of Directors will consider. Since we do not anticipate paying cash dividends on our common stock, the return on investment on our common stock will depend solely on an increase, if any, in the market value of the common stock.

Future Open Market Sales of Our Common Stock May Depress Our Stock Price

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We estimate that 1,155,005 of our outstanding shares are eligible for sale under Rule 144(k). Sales of our common stock pursuant to Rule 144 could adversely affect the market price of our common stock.

Issuance Of Shares Of Common Stock In The Future Could Negatively Affect The Value Of Shares Held By Existing Shareholders

Our articles of incorporation authorize the issuance of 450,000,000 shares of common stock. The future issuance of all or part of the remaining authorized common stock may result in dilution in the percentage of our common stock held by our existing shareholders. Also, any stock we sell in the future may be valued on an arbitrary basis by us, and the issuance of shares of common stock for future services, acquisitions or other corporate actions may have the effect of diluting the value of the shares held by existing shareholders.

Control by Management

Dr. Kiril A. Pandelisev, who is our sole officer and director, currently owns over 80% of our issued and outstanding Common Stock. Consequently, management has the ability to influence control of the operations of the Company and, acting together, will have the ability to influence or control substantially all matters submitted to stockholders for approval, including:

●

Election of the board of directors;

●

Removal of any directors;

●

Amendment of the Company's certificate of incorporation or bylaws; and

●

Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

These stockholders will thus have substantial influence over our management and affairs, this concentration of ownership by itself may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquiror from making a tender offer for the common stock.

This Registration Statement Contains Forward-Looking Statements and Information Relating to Us, Our Industry and to Other Businesses

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

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ITEM 3.  DESCRIPTION OF PROPERTY.

The Company neither rents nor owns any properties. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 2006, by (i) each person who is known by us to own beneficially more than 5% of our outstanding common stock; (ii) each of our officers and directors; and (iii) all our directors and officers as a group. None of the current shareholders have received or will receive any extra or special benefits that were not shared equally (pro-rata) by all holders of shares of our stock.

Name and Address of Beneficial Owner	Amount and Nature of Common Stock Beneficially Owned	Percentage Ownership of Common Stock (1)

Dr. Kiril A. Pandelisev (2) 4952 East Encanto Street Mesa, Arizona 85205	8,210,044	76.22%
All Officers and Directors as a Group	8,201,044	76.22%

(1)

Applicable percentage ownership is based on 10,659,449 shares outstanding as of December 31, 2006.

(2)

Based upon 8,079,844 shares owned by Dr. Pandelisev outright, 21,200 shares in which Dr. Pandelisev has a beneficial interest by virtue of his beneficial ownership of 53% of SCT, LLC, which owns 40,000 shares, and 100,000 shares issuable under warrants owned by wife, but does not include a total of 800,000 shares owned by his mother-in-law, brother-in-law, brother, two nieces, and a grandson.

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ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Listed below are the directors and executive officers of the Company.

Name	Age	First Year as Director	Position
Dr. Kiril A. Pandelisev	56	1993	President/CEO/Director

The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when such director's successor is elected and qualifies.  No date for the next annual meeting of stockholders is specified in the Company's bylaws or has been fixed by the Board of Directors.  The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualifies.

Directors are entitled to reimbursement for expenses in attending meetings but receive no other compensation for services as directors. Directors who are employees may receive compensation for services other than as director. No compensation was paid during the fiscal years ended December 31, 2005 and 2006 to directors for services in their capacity as director.

The following information sets forth the backgrounds and business experience of the directors and executive officers.

Dr. Kiril A. Pandelisev joined the Company at its inception in 1993.  From 1975 to 1984, Dr. Pandelisev was a member of the faculty of St. Cyril and Methodius University, Skopje, Macedonia.  From 1979 to 1982, Dr. Pandelisev was an Exchange Scientist at Arizona State University.  From 1985 to 1988, Dr. Pandelisev was a Research Analyst at Arizona State University.  From 1988 to 1990, Dr. Pandelisev was a Research Physicist at Johnson Matthey Electronics.  In 1991, Dr. Pandelisev was a Senior Scientist at Horiba Instruments, Inc.,  Since 1991, Dr. Pandelisev has been employee by various private entities which he owns and controls, including the Company.  Dr. Pandelisev received a B.Sc. degree in Applied Physics from St. Cyril and Methodius University, Skopje, Macedonia, in 1973.  Dr. Pandelisev received an M.Sc. degree in Physics from St. Cyril and Methodius University in 1976.  Dr. Pandelisev received a Sc.D degree in Physics from St. Cyril and Methodius University in 1984.  Dr. Pandelisev is an authority on crystal growth, and is the author or contributing author of 17 papers on the subject published in various scientific journals.

The Company is actively searching for additional directors who have credentials, experience, and contacts, which will assist us in the fulfillment of our business plan.  The Company does not have any committees.  The Company does not have an audit committee financial expert on its board of directors.

ITEM 6.  EXECUTIVE COMPENSATION.

None of the Company's officers or directors have received any cash or other remuneration within the last three years.  It is likely, however, that after the Company successfully raises capital to fund its business plan, the Company will begin paying compensation to its officers, the amount of which will be determined by the board of directors at the time.

The Company did not grant any stock options or stock appreciation rights in the last fiscal year.  The Company did not make any award to any executive officer under any long-term incentive plan in the last fiscal year.  The Company did not reprice any options or stock appreciation rights during the last fiscal

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year. The Company does not have any employment contracts or compensatory plans with any of its named executive officers. The Company does not have any compensatory plan or arrangement with any executive officer under which the Company would be obligated to pay any amount upon the resignation, retirement, termination of employment or change-in-control of the Company.  No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company.

Aggregate Option/SAR Exercises and Fiscal Year and Fiscal Year End Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Number of Securities Underlying Options/SARs at Fiscal Year End	Value of Unexercised In-the-Money Options/SARs at Fiscal Year End ($)
Kiril A. Pandelisev	869,844	$0	0	$0

(1)  On June 10, 2006, the Company issued shares in various transactions which it valued on its financial statements at $0.04 per share.  On that same date, Dr. Pandelisev acquired 400,000 shares by the exercise of options that carried an exercise price of $0.25 per share, which indicates a loss of ($84,000), and acquired 469,844 shares by the exercise of options that carried an exercise price of $0.0025 per share, which indicates value realized of $17,619.

Compensation of Directors

Directors are entitled to reimbursement for expenses in attending meetings.  The Company does not currently pay any compensation to directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Loans from Kiril A. Pandelisev

During the fiscal year ended December 31, 2005, the Company received loans from Kiril A. Pandelisev, the Company’s sole officer and director, and its majority shareholder.  As of December 31, 2005, the Company was indebted to Dr. Pandelisev in the amount of $176,665.

During the fiscal year ended December 31, 2006, the Company received loans from Kiril A. Pandelisev in the amount of $17,327.

The loans made by Dr. Pandelisev to the Company in 2005 and 2006 were used to general and administrative expenses of the Company.  The loans were not evidenced by a note, were unsecured, did not bear interest and were payable on demand.

On June 10, 2006, Dr. Pandelisev utilized the amount due him by the Company to pay the exercise price under warrants held by him (see below).

Forgiveness of Obligations under Employment Agreement with Dr. Pandelisev

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The Company was a party to an Employment Agreement with Dr. Pandelisev dated March 31, 1997.  The Employment Agreement provided that Dr. Pandelisev was entitled to base compensation of $120,000 per year, among other provisions.  The Employment Agreement terminated by its terms on March 31, 2002.  As of December 31, 2005 the Company had accrued $799,182 in deferred salary under an Employment Agreement with Dr. Pandelisev.  As of December 31, 2005, Dr. Pandelisev agreed to forgive any claim for $660,000 of the accrual compensation, and as a result the Company recorded an unusual gain in that amount in fiscal 2005.  As a result of the foregiveness, the balance owed to Dr. Pandelisev at December 31, 2005 for accrued compensation was $139,182 accrued salary.

Satisfaction of Amounts Due Dr. Pandelisev

On June 10, 2006, Dr. Pandelisev agreed to satisfy the amounts due him for accrued compensation under his Employment Agreement and for loans he had made the Company by exercising his options in the Company and converting the balance of the indebtedness into additional shares of common stock.  As of June 10, 2006, Dr. Pandelisev held options to purchase 400,000 shares of common stock at $0.25 per share, and options to purchase 469,844 shares of common stock at $0.0025 per share.  The aggregate exercise price under both options was $101,175.  Dr. Pandelisev applied $101,175 of the indebtedness due him by the Company to the exercise price under the options, which resulted in him acquiring 869,844 shares of common stock.  After exercising the options, the balance owed to Dr. Pandelisev was $232,000, which Dr. Pandelisev converted into 5,800,000 shares of common stock at $0.04 per share.

License Agreement with Single Crystal Technologies, Inc.

On September 25, 2006, the Company entered into a License Agreement with Single Crystal Technologies, Inc. (“SCT”), under which the Company holds a non-, worldwide license to use and employ certain intellectual property rights owned by SCT to manufacture, use and sell scintillation crystals, well logging assemblies, scintillation crystal plate assemblies and gamma camera plate assemblies.  SCT is owned by Kiril A. Pandelisev, the Company’s sole officer and director.  Under the License Agreement, the Company is obligated to pay SCT a license fee of $50,000 when it raises at least $50,000 in capital.  In addition, the Company will be obligated to pay SCT royalties in varying percentages based on the revenues received from products that incorporate the technology licensed to the Company under the License Agreement.  In the event the Company fails to commence the production of products incorporating the technology licensed under the License Agreement within two years of the date of the Agreement, SCT may terminate the License Agreement at its option.

ITEM 8.  DESCRIPTION OF SECURITIES.

The Company is authorized to issue 450,000,000 shares of common stock with a par value of $0.001 per share, and 50,000,000 shares of preferred stock with a par value of $0.001 per share. As of December 31, 2006, there were 10,659,449 shares of common stock were issued and outstanding, and no shares of preferred stock.

Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.  Holders of our common stock

(i)

have equal ratable rights to dividends from funds legally available therefore, if declared by our Board of Directors,

(ii)

are entitled to share ratably in all our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

(iii)

do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions;

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and

(iv)

are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of outstanding shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

All of the Company's outstanding shares of common stock are validly issued, fully paid and non-assessable.  Integrity Stock Transfer, Inc. serves as transfer agent for the common stock.

PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)

Market Information. The Company's common stock is not trading on any stock exchange. The Company is not aware of any market activity in its stock since its inception through the date of this filing.  As of December 31, 2006, 300,000 shares of common stock were issuable upon the exercise of outstanding options or warrants.  The Company has not agreed to register any of its shares of common stock for sale by holders of such common stock. The Company believes that 1,155,005 shares of common stock may be sold by the holders thereof in reliance on Rule 144(k) of the Securities Act of 1933.  At this time, the Company does not contemplate offering any of its common stock in a public offering.

(b)

Holders. As of December 31, 2006, there were 53 holders of shares of the Company's common stock.

(c)

Dividends. The Company has not paid any cash dividends to date and does not anticipate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company's business.

(d)

Securities authorized for issuance under equity compensation plans. The following table provides information as of December 31, 2006 about our outstanding compensation plans under which shares of stock have been authorized:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders
None	--	--	--

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Equity compensation plans not approved by security holders
Warrants issued for director services	300,000	$0.50	0
Total	300,000	$0.50	0

ITEM 2.  LEGAL PROCEEDINGS.

At this time, there are no pending legal proceedings to which the Company is a party or as to which any of its property is subject, and no such proceedings are known to the Company to be threatened or contemplated against it.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

The Company issued shares of its common stock in the following transactions in the last three years:

•

On June 10, 2006, the Company issued 469,844 shares of common stock to Kiril A. Pandelisev as a result of his exercise of an option to purchase such shares at $0.0025 per share, or $1,175.  The purchase price was paid by the cancellation of indebtedness from the Company to Dr. Pandelisev in an equal amount.

•

On June 10, 2006, the Company issued 400,000 shares of common stock to Kiril A. Pandelisev as a result of his exercise of an option to purchase such shares at $0.25 per share, or $100,000.  The purchase price was paid by the cancellation of indebtedness from the Company to Dr. Pandelisev in an equal amount.

•

On June 10, 2006, the Company issued 5,800,000 shares of common stock to Dr. Kiril A. Pandelisev in satisfaction of $232,000 of indebtedness from the Company to Dr. Pandelisev, or $0.04 per share.

•

The Company shares for services rendered to the Company in the following transactions:

June 10, 2006	Kelly Burdick	50,000	Computer and technology services
June 10, 2006	Alex Jaramishian	100,000	Fundraising services
June 10, 2006	Don Meyers	100,000	Accounting services
June 10, 2006	Peter Warner	50,000	Patent law services

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September 30, 2006	Tanya Horn	10,000	Bookkeeping services

All securities issued by the Company as described above were issued pursuant to the "private placement" exemption under Section 4(2) of the Securities Act. Such transactions did not involve a public offering of securities, as neither the Company nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising.  In the Company’s judgment, all of the recipients of the securities had knowledge of the Company’s assets, liabilities and business plan, and such information on the Company as was necessary to make an informed investment decision. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and could not be sold or otherwise transferred without an effective registration or an exemption therefrom.  The transfer agent was also instructed to mark "stop transfer" on its ledger to assure that these securities cannot be transferred absent registration or an exemption from registration.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company’s articles of incorporation do not contain any provisions entitling our officers and directors to indemnification.  Our bylaws provide that our officers and directors are indemnified and entitled to the advancement of expenses to the fullest extent provided by the Nevada law.

Nevada law provides that a corporation may indemnify its officers, directors, employees and agents for any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person was or is a director, officer, employee or agent of the corporation or served in another enterprise at the request of the corporation, including any suit brought by or in the name of the corporation, provided that the person indemnified acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had no reason to believe his/her conduct was unlawful.  Under Nevada law, a corporation may provide discretionary indemnification to officers, directors, employees and agents only on a case by case basis, only if it is approved by the stockholders, a majority vote of directors who are not parties to the action, suit or proceeding, or by independent legal counsel in a written opinion.  Nevada law provides that a corporation shall indemnify its officers, directors, employees and agents to the extent they have been successful in the defense of such claim.

Nevada law permits a corporation, if authorized by its articles, bylaws or separate contract, to advance the expenses of an officer or director defending an action for which indemnification may be available upon receipt of an undertaking by or on behalf of the officer or director to repay the advances if it is ultimately determined by the court that the director or officer is not entitled to indemnification.  The Company believes that its bylaws provide it with the necessary authority to advance expenses prior to final determination as to whether a director or officer is entitled to indemnification.  Therefore, while the directors and officers may be accountable to the Company as fiduciaries, the Company has a more limited right of action then it would have absent the indemnification provisions contained in the Bylaws.

Under the Nevada law, directors and officers are immune from liability to a company or its shareholders for monetary liabilities unless the articles of incorporation specifically provide for greater individual liability.  The immunity from liability does not apply to (a) an act or failure to act that constitutes a breach of fiduciary duty, or (b) a breach of duties that involves intentional misconduct, fraud or a knowing violation of the law.  The Company’s articles of incorporation do not contain any provision purporting to impose greater liability on officers and directors, and therefore the Company’s officers and directors are immune from liability to the greatest extent permitted by Nevada law.

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Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

At the present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought nor are aware of any threatened litigation that may result in claims for indemnification by any officer or director.  The Company does not currently maintain directors and officers liability insurance.

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PART F/S

CRC CRYSTAL RESEARCH CORPORATION

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MOORE & ASSOCIATES, CHARTERED

           ACCOUNTANTS AND ADVISORS

PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

CRC Crystal Research Corporation (A Development Stage Company)

Mesa, Arizona

We have audited the accompanying balance sheet of CRC Crystal Research Corporation (A Development Stage Company) as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity and cash flows from inception March 22, 1993 through December 31, 2006 and 2005 and the periods then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CRC Crystal Research Corporation (A Development Stage Company) as of December 31, 2006 and 2005 and the results of its operations and its cash flows from inception March 22, 1993 through December 31, 2004 and 2005 and the period then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the financial statements, the Company’s net losses and accumulated deficit of $860,647 since inception which raises substantial doubt about its ability to continue as a going concern.  Management’s plans concerning these matters are also described in Note 3.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered

Las Vegas, Nevada

February 6, 2007

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

F-1

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CRC Crystal Research Corporation
(A Development Stage Company)

Balance Sheets

	December 31, 2006	December 31, 2005
ASSETS
Current Assets	$ -	$ -

Long Term Assets
Manufacturing Equipment – Net	-	101,071

Total Long Term Assets	-	101,071

Total Assets	$ -	$101,071

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Loans Payable – Related Parties	$ -	$ 176,665
Accrued Liabilities – Related Party	-	139,182
Convertible Notes	-	-

Total Liabilities	-	$ 315,847

Stockholders’ Equity

Preferred Stock, authorized 50,000,000 shares, par value $0.001, no preferred stock is outstanding	-	-

Common Stock, authorized 450,000,000 shares, par value $0.001, issued and outstanding on December 31, 2006 and 2005 is 10,659,449 and 3,679,605 shares respectively	10,659	3,679

Paid in Capital	849,988	511,393

Accumulated Deficit During Development Stage	(860,647)	(729,848)

Total Stockholders’ Equity	-	(214,776)

Total Liabilities and Stockholders’ Equity	$ -	$ 101,071

The accompanying notes are an integral part of these statements

F-2

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CRC Crystal Research Corporation

(A Development Stage Company)

Statement of Operations

			March 22, 1993
			(Inception) to
	Year Ended December 31,		December 31,
	2006	2005	2006

Operating Expenses
General and Administrative	$ 18,146	$ 4,825	$ 1,013,245
Interest Expense	-	11,500	140,683
Research and Development	-	-	331,459
Professional Fees	13,722	-	65,492

Total Expenses	31,868	16,325	1,550,879

Net (Loss) before Extraordinary Items	(31,868)	(16,325)	(1,550,879)

Extraordinary Items
Gain on Expiration of Debt	-	230,000	230,000
Gain on Write-down of Deferred Compensation	-	660,000	660,000
Other Income	-	-	6,654
Loss on Sale of Asset	-	-	(7,491)
Impairment of Manufacturing Equipment	(98,931)	(100,000)	(198,931)

Net Income/(Loss)	$ (130,799)	$ 773,675	$ (860,647)

Basic and Diluted (Loss) per Share	a	a

Weighted Average Number of Shares	7,580,668	3,679,605

a = Less than ($0.01) per share

The accompanying notes are an integral part of these statements

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CRC Crystal Research Corporation
(A Development Stage Company)

Statement of Stockholders’ Deficit

From March 22, 1993 (Inception) to December 31, 2006

							Deficit
							Accumulated
		Price					During the
	Issue	Per	Common Stock		Paid in	Subscriptions	Development	Total
	Date	Share	Shares	Amount	Capital	Receivable	Stage	Equity
Balance at inception, March 22, 1993			-	$ -	$ -	$ -	$ -	$ -

Common shares issued to founder for cash and subscriptions	22-Mar-93	$ 0.01	2,210,000	2,210	22,926	(12,555)	-	12,581
Payment of stock subscription						12,555		12,555

Net Loss							(33,292)	(33,292)

Balance, December 31, 1994			2,210,000	2,210	22,926	-	(33,292)	(8,156)

Common shares issued for services	21-Sep-95	$ 0.04	44,000	44	1,956			2,000
Common shares issued for services	30-Sep-95	$ 0.25	47,000	47	11,703			11,750
Common shares issued for cash	21-Sep-95	$ 0.22	112,333	112	24,888			25,000
Common shares issued in conversion of convertible notes	30-Oct-95	$ 0.25	100,000	100	24,900			25,000
Common shares issued for services	15-Nov-95	$ 0.25	31,600	32	7,868			7,900
Common shares issued in conversion of convertible notes	30-Dec-95	$ 0.25	40,000	40	9,960			10,000

Net (Loss)							(236,109)	(236,109)

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{A0037020.DOC}

Balance, December 31, 1995			2,584,933	2,585	104,201	-	(269,401)	(162,615)

Common shares issued for cash	18-Jan-96	$ 0.25	40,000	40	9,960			10,000
Common shares issued for services	06-Apr-96	$ 0.25	7,000	7	1,743			1,750
Common shares issued for services	19-Aug-96	$ 0.25	4,000	4	996			1,000
Common shares issued for services	17-Dec-06	$ 0.25	15,200	15	3,785			3,800

Net (Loss)							(192,969)	(192,969)

Balance, December 31, 1996			2,651,133	2,651	120,685	-	(462,370)	(339,034)

Common shares issued for cash	09-May-97	$ 0.50	50,000	50	24,950			25,000
Common shares issued for services	09-May-97	$ 0.50	22,000	22	10,978			11,000
Common shares issued in conversion of convertible note	29-May-97	$ 0.25	80,000	80	19,920			20,000
Common shares issued for services	14-Jul-97	$ 0.50	15,000	15	7,485			7,500
Common shares issued for cash	14-Jul-97	$ 0.50	70,000	70	34,930			35,000
Common shares issued in conversion of convertible notes	19-Aug-97	$ 0.25	120,000	120	29,880			30,000
Common shares issued for cash	26-Aug-97	$ 0.50	113,472	113	56,623			56,736
Common shares issued for cash	04-Dec-97	$ 0.50	30,000	30	14,970			15,000
Common shares issued for services	04-Dec-97	$ 0.50	85,000	85	42,415			42,500

Net (Loss)							(175,534)	(175,534)

Balance, December 31, 1997			3,236,605	3,236	362,836	-	(637,904)	(271,832)

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Common shares issued for cash	26-Feb-98	$ 0.50	20,000	20	9,980			10,000
Common shares issued for services	26-Feb-98	$ 0.50	8,000	8	3,992			4,000
Common shares issued for cash	11-May-98	$ 0.50	64,000	64	31,936			32,000
Common shares issued for cash	30-Sep-98	$ 0.50	30,000	30	14,970			15,000
Common shares issued for services	21-Dec-98	$ 0.50	3,000	3	1,497			1,500

Net (Loss)							(220,547)	(220,547)

Balance, December 31, 1998			3,361,605	3,361	425,211	-	(858,451)	(429,879)

Common shares issued for cash	14-Apr-98	$ 0.50	12,000	12	5,988			6,000
Common shares issued for cash	15-Sep-98	$ 0.50	8,000	8	3,992			4,000
Common shares issued for services	15-Sep-99	$ 0.50	8,000	8	3,992			4,000

Net (Loss)							(154,943)	(154,943)

Balance, December 31, 1999			3,389,605	3,389	439,183	-	(1,013,394)	(570,822)

Common shares issued for services	28-Mar-00	$ 0.25	290,000	290	72,210			72,500

Net (Loss)							(231,985)	(231,985)

Balance, December 31, 2000			3,679,605	3,679	511,393	-	(1,245,379)	(730,307)

Net (Loss)							(80,558)	(80,558)

Balance, December 31, 2001			3,679,605	3,679	511,393	-	(1,325,937)	(810,865)

Net (Loss)							(16,760)	(16,760)

Balance, December 31, 2002			3,679,605	3,679	511,393	-	(1,342,697)	(827,625)

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{A0037020.DOC}

Net (Loss)							(18,063)	(18,063)

Balance, December 31, 2003			3,679,605	3,679	511,393	-	(1,360,760)	(845,688)

Net (Loss)							(142,763)	(142,763)

Balance, December 31, 2004			3,679,605	3,679	511,393	-	(1,503,523)	(988,451)

Net Income / (Loss)							773,675	773,675

Balance, December 31, 2005			3,679,605	3,679	511,393	-	(729,848)	(214,776)

Common shares issued for exercise of warrants for debt	10-Jun-06	$ 0.12	869,844	870	100,305			101,175
Common shares issued for conversion of related party debt	10-Jun-06	$ 0.03	5,800,000	5,800	226,200			232,000
Common shares issued for services	10-Jun-06	$ 0.03	300,000	300	11,700			12,000
Common shares issued for services	30-Sep-06	$ 0.03	10,000	10	390			400

Net (Loss)							(130,799)	(130,799)

Balance, December 31, 2006			10,659,449	$ 10,659	$ 849,988	$ -	$ (860,647)	$ -

On June 9, 2006 the Company exercised articles of conversion from an Arizona Corporation to a Nevada Corporation and changed its capital stock from no par value stock to a $0.001 par value, this change has been retroactively applied to this schedule.

On June 10, 2006 the Company exercised a 4:1 forward stock split that has been retroactively applied to this schedule and increases the number of shares issued and thereby decreases the price per share.

The accompanying notes are an integral part of these statements

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{A0037020.DOC}

{A0036928.DOC}

CRC Crystal Research Corporation

(A Development Stage Company)

Statement of Cash Flows

			March 22, 1993
			(Inception) to
	Year Ended December 31,		December 31,
	2006	2005	2006

Operating Activities

Net Profit / (Loss)	$(130,799)	$ 773,675	$ (860,647)

Significant Non-Cash Transactions
Depreciation	2,141	2,141	25,545
Loss on Sale of Asset	-	-	7,491
Impairment of Manufacturing Equipment	98,930	100,000	198,931
Common Stock issued to Convert Notes			85,000
Common Stock issued for Conversion
of Related Party Debt	333,175	-	333,175
Common Stock issued for Service	12,400	-	183,600
Gain on write-off of convertible Debt	-	(230,000)	(230,000)
Gain on write-down of Accrued Liabilities	-	(660,000)	(660,000)
Changes in Assets and Liabilities
Increase/(Decrease) in Accrued Liabilities	(139,181)	11,500	775,000

Net Cash (Used) by Operating Activities	176,666	(2,684)	(141,905)

Investment Activities
Equipment Purchase	-	-	(17,858)
Manufacturing Equipment Purchase	-	-	(214,109)

Cash Used by Investment Activities	-	-	(231,967)

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{A0037020.DOC}

CRC Crystal Research Corporation

(A Development Stage Company)

Statement of Cash Flows

(continued)

Financing Activities
Net Proceeds from loans - Related Parties	17,327	2,684	193,993
(Repayment) of Related Party through conversion to Stock	(193,993)		(193,993)
Proceeds from Series A Convertible Notes	-	-	200,000
(Repayment) of Notes through Conversion			(85,000)
Proceeds from sale of Common Stock	-	-	258,872

Cash Provided by Financing Activities	(176,666)	2,684	373,872

Net Increase/(Decrease) in Cash	-	-	-

Cash, Beginning of Period	-	-	-

Cash, End of Period	$ -	$ -	$ -

Supplemental Information:
Interest Paid	$ -	$ 11,500	$ 140,683
Income Taxes Paid	$ -	$ -	$ -

Significant Non-Cash Transactions
1. Prior to December 31, 2997 convertible notes totaling $85,000 were converted into 340,000 common shares.
2. The Company recorded a Gain of $230,000 on the write-off of $115,000 convertible debt plus $115,000 accumulated interest on December 31, 1995
3. The Company recorded a $660,000 gain on the write-off of $660,000 deferred compensation on December 31, 1995.
4. As of December 31, 2006 the Company issued 889,800 common shares for services valued at $183,600
5. On June 10, 2006 the Company issued an aggregate of 6,669,844 common shares to satisfy related party notes payable and accrued liabilities totaling $333,175.

The accompanying notes are an integral part of these statements

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{A0037020.DOC}

CRC Crystal Research Corporation

(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

(December 31, 2006 and December 31, 2005)

NOTE 1.

GENERAL ORGANIZATION AND BUSINESS

CRC Crystal Research Corporation (“CRC Arizona”) was organized in the state of Arizona on March 22, 1993.  CRC Arizona had difficulty obtaining sufficient capital to maintain operations and ceased active operations in 1999.  In June, 2006, CRC Arizona’s board approved a plan to reincorporate in the State of Nevada.  CRC Arizona completed the reincorporation by filing of Articles of Merger with the States of Arizona and Nevada on September 21, 2006, which effected the merger of the CRC Arizona with and into CRC Crystal Research Corporation (“CRC Nevada”), a Nevada corporation.  Prior to filing the Articles of Merger, CRC Nevada was a wholly-owned subsidiary of CRC Arizona.   CRC Arizona and CRC Nevada shall be referred to collectively as the “Company.”

The Company is the licensee under a License Agreement dated September 25, 2006, with Single Crystal Technologies, Inc. (“SCT”), under which the Company holds a non-exclusive, worldwide license to use and employ certain intellectual property rights owned by SCT to manufacture, use and sell scintillation crystals, well logging assemblies, scintillation crystal plate assemblies and gamma camera plate assemblies.  The Company intends to use the rights granted under the License Agreement to develop product and services for use in energy exploration and homeland security, among other applications, and is actively seeking capital to fund the commencement of operations.

NOTE  2.

SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The relevant accounting policies and procedures are listed below.

Accounting Basis

The statements were prepared following generally accepted accounting principles of the United States of America consistently applied.

Management Certification

The financial statements herein are certified by the officers of the Company to present fairly, in all material respects, the financial position, results of operations and cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States of America, consistently applied.

Fiscal Year

The Company operates on a December 31st fiscal year end.

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Earnings per Share

The basic earnings (loss) per share is calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity.

Dividends

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid during the periods shown.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are carried at cost and depreciated on a straight-line bases over their useful lives.  Office Equipment is depreciated over five years.  Manufacturing equipment is depreciated over ten years and is periodically reviewed for impairment.  A gain or loss on disposal is included in the statement of operation net of cost and accumulated depreciation for all disposed assets.  During 2004 the Company sold an asset and recorded a loss on disposition of $7,491.

The net book value of manufacturing equipment at December 31, 2004 was $203,212.  Because the Company had been inactive and the manufacturing equipment had been in storage for several years, the Company decided to review the equipment for impairment.  It was determined that not all components were still useful.  Accordingly, the Company recorded an impairment charge of $100,000 at December 31, 2005, which represented the value of the book value components which the Company determined were no longer useful.  As of December 31, 2006, the Company reviewed the manufacturing equipment again, and decided to fully impair the equipment, which resulted in an impairment charge of $98,931 in the year ended December 31, 2006.

Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

NOTE 3.

GOING CONCERN

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The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of its assets and the liquidation of its liabilities in the normal course of business.  However, the Company has never generated revenues, has accumulated a loss of $860,647 during its development stage, and currently lacks the capital to pursue its business plan.  This raises substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from this uncertainty.

Management’s Plan

Management plans to seek funding from its shareholders and other qualified investors to pursue its business plan.

NOTE 4.

STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 450,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.  As of December 31, 2006, there were 10,659,449 shares of common stock outstanding, and no shares of preferred stock outstanding.   On June 10, 2006, the Company effected a four for one stock split.  All share amounts herein are adjusted to give effect to the stock split.

The Company did not issue any shares of common stock in 2005.

The Company issued 6,979,844 shares of common stock in 2006 in the following transactions:

•

On June 10, 2006, the Company issued 469,844 shares of common stock to Kiril A. Pandelisev as a result of his exercise of an option to purchase such shares at $0.0025 per share, or $1,175.  The purchase price was paid by the cancellation of indebtedness from the Company to Mr. Pandelisev in an equal amount.

•

On June 10, 2006, the Company issued 400,000 shares of common stock to Kiril A. Pandelisev as a result of his exercise of an option to purchase such shares at $0.25 per share, or $100,000.  The purchase price was paid by the cancellation of indebtedness from the Company to Mr. Pandelisev in an equal amount.

•

On June 10, 2006, the Company issued 5,800,000 shares of common stock to Mr. Kiril A. Pandelisev in satisfaction of $232,000 of indebtedness from the Company to Mr. Pandelisev, or $0.04 per share.

•

On June 10, 2006, the Company issued 300,000 shares of common stock to six unrelated parties for services rendered to the Company.  The shares were valued at $0.04 per share.

•

On September 30, 2006, the Company issued 10,000 shares of common stock to an unrelated person for services rendered to the Company.  The shares were valued at $0.04 per share.

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{A0037020.DOC}

Warrants and Options

Information relating to warrant activity during 2006 and 2005 follows:

Warrants Outstanding at December 31, 2004	1,169,844
Less: Warrants Issued/Exercised	0
Less: Warrants Expired	0
Total Warrants outstanding at December 31, 2005	1,169,844
Less: Warrants Exercised	869,844
Less: Warrants Expired	0
Total Warrants Outstanding at December 31, 2006	300,000

On December 31, 2006, the Company had warrants outstanding for the purchase of an aggregate of 300,000 shares of its Common Stock, which are summarized in the table below.

	Warrants Outstanding	Exercise Price	Expiration Date
	140,000	$ 0.50	19-Oct-2008
	160,000	$ 0.50	08-Apr-2010
Total	300,000

All exercise prices and share amounts have been adjusted to account for a four for one stock split effected on June 10, 2006.

NOTE 5.

RELATED PARTY PAYABLES

Loans from Kiril A. Pandelisev

During the fiscal year ended December 31, 2005, the Company received loans from Kiril A. Pandelisev, the Company’s sole officer and director, and its majority shareholder.  As of December 31, 2005, the Company was indebted to Mr. Pandelisev in the amount of $176,665.

During the fiscal year ended December 31, 2006, the Company received loans from Kiril A.

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{A0037020.DOC}

Pandelisev in the amount of $17,327.

The loans made by Mr. Pandelisev to the Company in 2005 and 2006 were used to general and administrative expenses of the Company.  The loans were not evidenced by a note, were unsecured, did not bear interest and were payable on demand.

On June 10, 2006, Mr. Pandelisev utilized the amount due him by the Company to pay the exercise price under warrants held by him (see below).

Employment Agreement with Mr. Pandelisev

The Company was a party to an Employment Agreement with Mr. Pandelisev dated March 31, 1997.  The Employment Agreement provided that Mr. Pandelisev was entitled to base compensation of $120,000 per year, among other provisions.  The Employment Agreement terminated by its terms on March 31, 2002.

As of December 31, 2005 the Company had accrued $799,182 in deferred salary under an Employment Agreement with Mr. Pandelisev.

As of December 31, 2005, Mr. Pandelisev agreed to forgive any claim for $660,000 of the accrual compensation, and as a result the Company recorded an unusual gain in that amount in fiscal 2005.  As a result of the forgiveness, the balance owed to Mr. Pandelisev at December 31, 2005 for accrued compensation was $139,182 accrued salary.

Satisfaction of Amounts Due Mr. Pandelisev

On June 10, 2006, Mr. Pandelisev agreed to satisfy the amounts due him for accrued compensation under his Employment Agreement and for loans he had made the Company by exercising his options in the Company and converting the balance of the indebtedness into additional shares of common stock.

As of June 10, 2006, Mr. Pandelisev held options to purchase 400,000 shares of common stock at $0.25 per share, and options to purchase 469,844 shares of common stock at $0.0025 per share.  The aggregate exercise price under both options was $101,175.  Mr. Pandelisev applied $101,175 of the indebtedness due him by the Company to the exercise price under the options, which resulted in him acquiring 869,844 shares of common stock.

After exercising the options, the balance owed to Mr. Pandelisev was $232,000, which Mr. Pandelisev converted into 5,800,000 shares of common stock at $0.04 per share.

License Agreement with Single Crystal Technologies, Inc.

On September 25, 2006, the Company entered into a License Agreement with Single Crystal Technologies, Inc. (“SCT”), under which the Company holds a non-exclusive, worldwide license to use and employ certain intellectual property rights owned by SCT to manufacture, use and sell

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{A0037020.DOC}

scintillation crystals, well logging assemblies, scintillation crystal plate assemblies and gamma camera plate assemblies.

SCT is owned by Kiril A. Pandelisev, the Company’s sole officer and director.  Under the License Agreement, the Company is obligated to pay SCT a license fee of $50,000 when it raises at least $50,000 in capital.  In addition, the Company will be obligated to pay SCT royalties in varying percentages based on the revenues received from products that incorporate the technology licensed to the Company under the License Agreement.  In the event the Company fails to commence the production of products incorporating the technology licensed under the License Agreement within two years of the date of the Agreement, SCT may terminate the License Agreement at its option.

NOTE 6.

CONVERTIBLE NOTES

During the years ended December 31, 1997, 1996 and 1995 the Company issued Series A Convertible Unsecured Promissory Notes (the Notes) in the total aggregate principal of $200,000.  The Notes bore interest at 10% payable quarterly commencing December 31, 1995 through maturity on December 31, 1999.  Any notes that were not paid at maturity would continue to bear interest at 10% per annum until paid.

The notes were convertible into shares of common stock at the rate of four (4) shares of common stock for each one dollar principal amount of note (after giving effect to a subsequent 4 for 1 stock split).   As of December 31, 1999, notes in the aggregate principle amount of $85,000 had been converted by the holders into 340,000 shares of common stock, leaving notes with a principal balance of $115,000 outstanding.

The notes also provided the Company with the opportunity to redeem any unconverted notes after the December 31, 1999 maturity date at the rate of 2,500 common shares for every $5,000 in notes payable converted if certain interest and profit sharing payments were made by the maturity date.  The Company did not satisfy the conditions for redemption of the notes and therefore was not eligible to redeem the notes.

Because the Company was unable to pay the remaining notes in full on their maturity date, the Company’s board approved the issuance of two shares of common stock for each one dollar principal amount of notes, or an aggregate of 230,000 shares, in March 2000 as a gesture of goodwill to the note holders.  The Company recorded an expense of $57,500 resulting from the issuance of these shares.

As of December 31, 2005, total principle and accrued interest on the notes was $230,000.  Because no collection demands have been made by the holders of the notes during the six years following the maturity date of the notes, the Company was advised that any claim by a note-holder would be barred by the statute of limitations under Arizona law. Accordingly the Company wrote off its liability on the notes as of December 31, 2005, and  recorded an exceptional gain of $230,000 at December 31, 2005.

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NOTE 7.

PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.  The total deferred tax asset is $189,342 as of December 31, 2006 which is calculated by multiplying a 22% estimated tax rate by the cumulative NOL of $860,646 The total valuation allowance is a comparable $189,342.

The provision for income taxes for the period ended December 31, 2006 and 2005 follows:

Year Ended December 31,	2006	2005
Deferred Tax Asset	$28,798	$0.00
Valuation Allowance	(28,798)	0.00
Current Taxes Payable	0.00	0.00
Income Tax Expense	$ 0.00	$ 0.00

Below is a chart showing the estimated federal net operating losses and the years in which they will expire.

Year	Amount	Expiration
1994	$60,292	2014
1995	199,109	2015
1996	125,697	2016
1997	175,534	2017
1998	220,547	2018
1999	154,943	2019
2000	231,985	2020
2001	80,558	2021

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{A0037020.DOC}

2002	16,760	2022
2003	18,063	2023
2004	142,763	2024
2005	(773,675)	2025
2006	130,798	2006
Total	$860,646

NOTE 8.      COMMITMENTS AND CONTINGENCIES

On September 25, 2006, the Company entered into a License Agreement with Single Crystal Technologies, Inc. (“SCT”), under which the Company holds a non-exclusive, worldwide license to use and employ certain intellectual property rights owned by SCT to manufacture, use and sell scintillation crystals, well logging assemblies, scintillation crystal plate assemblies and gamma camera plate assemblies.

SCT is owned by Kiril A. Pandelisev, the Company’s sole officer and director.  Under the License Agreement, the Company is obligated to pay SCT a license fee of $50,000 when it raises at least $50,000 in capital. The Company has not recorded a liability to SCT because it is uncertain at this time that the Company will be able to raise sufficient capital to trigger the obligation to make this payment.

In addition, the Company will be obligated to pay SCT royalties in varying percentages based on the revenues received from products that incorporate the technology licensed to the Company under the License Agreement.  In the event the Company fails to commence the production of products incorporating the technology licensed under the License Agreement within two years of the date of the Agreement, SCT may terminate the License Agreement at its option.

NOTE  9.

 THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards SFAS 150-154 and their effect on the Company.

Statement No. 150

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (Issued 5/03)

This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

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Statement No. 151

Inventory Costs-an amendment of ARB No. 43, Chapter 4 (Issued 11/04)

This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  Paragraph 5 of ARB 43, Chapter 4, previously stated that “…under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re-handling costs may be so abnormal ass to require treatment as current period charges….” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.”  In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

Statement No. 152

Accounting for Real Estate Time-Sharing Transactions (an amendment of FASB Statements No. 66 and 67)

This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions.

This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, states that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions.  The accounting for those operations and costs is subject to the guidance in SOP 04-2.

Statement No. 153

Exchanges of Non-monetary Assets (an amendment of APB Opinion No. 29)

The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  The guidance in that Opinion, however, includes certain exceptions to the principle.  This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assts and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

Statement No. 154   Accounting Changes and Error Corrections (a replacement of APB Opinion No. 20 and FASB Statement No. 3)

This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include

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specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

The adoption of these new Statements is not expected to have a material effect on the Company’s current financial position, results or operations, or cash flows.

NOTE 10.

SUBSEQUENT EVENTS

None.

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PART III

ITEMS 1.  INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit No.	Description
2	Agreement and Plan of Merger dated September 20, 2006
3.1	Amended and Restated Bylaws dated February 9, 2007
3.2	Articles of Incorporation dated June 9, 2006
3.3	Amendment to Articles of Incorporation dated September 22, 2006
4	Form of Warrant Agreement for Director Warrants
10	License Agreement with Single Crystal Technologies, Inc. dated September 25, 2006
11*	Statement re: computation of earnings per share
22	Subsidiaries of the Registrant
23	Consent of Moore & Associates, Chartered

* The information required by this Exhibit can be determined from the Financial Statements included in Part F/S.

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SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CRC CRYSTAL RESEARCH CORPORATION
Dated: February 9, 2007	/s/ Kiril A. Pandelisev
By: Kiril A. Pandelisev, President, Chief Executive Officer and Sole Director

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